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Exhibit 12.1

Sealy Mattress Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
(Dollars in thousands)	November 28, 2004	November 30, 2003		December 1, 2002		December 2, 2001	November 26, 2000
Pre-tax income from operations	(46,832)	36,465		24,151		(8,464)	57,372
Fixed charges:
Interest expense and amortization of debt discount and financing costs	69,928	68,525		72,571		78,047	69,009
Rentals—33%(b)	5,076	4,543		4,551		4,407	3,305

Total Fixed charges	75,004	73,068		77,122		82,454	72,314

Earnings before income taxes and fixed charges	28,172	109,533		101,273		73,990	129,686

Ratio of earnings to fixed charges(a)	—	1.5	x	1.3	x	—	1.8	x

(a)
For the years ended November 28, 2004 and December 2, 2001, earnings were insufficient to cover fixed charges by $46.8 and $8.5 million, respectively.

(b)
The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

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Sealy Mattress Corporation Computation of Ratio of Earnings to Fixed Charges